UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM 11-K

______________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________to__________

Commission file number: 001-15787

__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MetLife 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of the MetLife 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the MetLife 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Tampa, FL
June 26, 2019

We have served as the Plan’s auditor since at least 1986; however, an earlier year could not be reliably determined.

MetLife 401(k) Plan

Statements of Net Assets Available for Benefits
(In thousands)

	As of December 31,
	2018	2017
Assets:
Participant directed investments - at estimated fair value (see Note 3)	$3,458,743	$3,928,842
Fully benefit responsive investment contracts - at contract value (see Note 4)	2,987,473	3,005,214
Notes receivable from Participants	51,482	55,045
Total assets	$6,497,698	$6,989,101
Liabilities:
Accrued investment management fees	$637	$966
Net assets available for benefits	$6,497,061	$6,988,135

See accompanying notes to the financial statements.

MetLife 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
(In thousands)

For the
Year Ended
December 31, 2018
Additions to net assets attributed to:
Contributions:
Participants	$144,001
Employer	58,646
Rollovers	9,818
Total contributions	212,465

Interest and dividend income	170,863
Interest income on notes receivable from Participants	2,094
Total additions	$385,422

Deductions from net assets attributed to:
Benefit payments to Participants	$510,610
Net depreciation of investments	353,873
Investment management fees	11,424
Administration expenses	589
Total deductions	$876,496

Net decrease	$(491,074)
Net assets available for benefits:
Beginning of year	$6,988,135
End of year	$6,497,061

See accompanying notes to the financial statements.

MetLife 401(k) Plan
Notes to the Financial Statements

1. Description of the Plan
The following description of the MetLife 401(k) Plan, as amended and restated (the “Plan”), is provided for general information purposes only. Employees and former employees of the Participating Affiliates (as defined below) who participate in the Plan (each, a “Participant”) should refer to the Plan document for a more complete description of the Plan, including how certain terms used in these Notes are defined.
In March 2018, the Plan was amended to change its name from the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates to the MetLife 401(k) Plan.
General Information
The Plan, a defined contribution plan sponsored by Metropolitan Life Insurance Company ("MLIC") through September 30, 2018 and subsequently sponsored by MetLife Group, Inc. (the “Company”) effective October 1, 2018, is intended to comply with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) was MLIC through September 30, 2018, and effective October 1, 2018, is the Company, which has delegated that duty to one of its officers. Recordkeeping services are performed for the Plan by the Plan’s “Recordkeeper,” a third party unaffiliated with the Company.
The Plan provides the following investment options through participation in various group annuity contracts (each, a “GAC”), which are MLIC separate account funds, and (for certain Participants) The New England Financial Accumulation Account:

Separate Account Funds	Separate Account(s)
Fixed Income Fund	Separate Accounts #78, #429, #649 and The New England Financial Accumulation Account
Bond Index Fund	Separate Account #377
Balanced Index Fund	Separate Account #730
Large Cap Equity Index Fund	Separate Account #MI
Large Cap Value Index Fund	Separate Account #593
Large Cap Growth Index Fund	Separate Account #611
Mid Cap Equity Index Fund	Separate Account #612
Small Cap Equity Index Fund	Separate Account #596
International Equity Fund	Separate Account #79
Contributions to the Plan that are directed by Participants into these funds are remitted by the Participating Affiliates (as defined below) to the Plan and allocated in accordance with the elections of the Participants among each investment fund, including the separate account funds.

The Plan also offers Participants the option to invest in a fund, known as the MetLife Company Stock Fund, consisting primarily of shares of common stock of MetLife, Inc., the Company’s parent. Effective December 1, 2018, participants may neither direct contributions into the MetLife Company Stock Fund nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from the MetLife Company Stock Fund to other available investment options under the Plan. The MetLife Company Stock Fund is held in trust by The Bank of New York Mellon Corporation (“BNY Mellon”) as trustee.

The “RGA Frozen Fund” consists primarily of shares of Reinsurance Group of America, Incorporated (“RGA”) common stock. RGA issued shares of its common stock to the Plan in an exchange offer for shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund. Participants may neither direct contributions into the RGA Frozen Fund nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from the RGA Frozen Fund to other available investment options under the Plan. The RGA Frozen Fund is held in trust by BNY Mellon as trustee.

MetLife 401(k) Plan
Notes to the Financial Statements - (Continued)

The “BHF Frozen Stock Fund” consists primarily of shares of Brighthouse Financial, Inc. (“BHF”) common stock. The BHF Frozen Stock Fund was created when holders of MetLife, Inc. common stock, including the Plan, received a dividend of BHF common stock on August 7, 2017. As a result, Participants invested in the Plan’s MetLife Company Stock Fund as of the Plan’s record date of August 4, 2017 received units in the BHF Frozen Stock Fund. Participants may neither direct contributions into the BHF Frozen Stock Fund nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from the BHF Frozen Stock Fund to other available investment options under the Plan. The BHF Frozen Stock Fund is held in trust by BNY Mellon as trustee.
In August 2018, the Plan adopted an amendment to liquidate the MetLife Company Stock Fund, RGA Frozen Fund and BHF Frozen Stock Fund effective as of the close of business on August 30, 2019. Any remaining balances invested in such funds after the close of business on August 30, 2019 will be transferred into the Balanced Index Fund.
The separate account funds and, until December 1, 2018, the MetLife Company Stock Fund together constituted the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a Self-Directed Account (“SDA”). The SDA functions in a manner similar to that of a personal brokerage account by providing Participants with direct access to a variety of mutual funds that are available to the general public. The SDA is held in trust by BNY Mellon as trustee.
Participants in the former New England Life Insurance Company 401(k) Savings Plan (which merged into the Plan as of January 1, 2015) who had amounts invested in The New England Financial Accumulation Account as of December 31, 2000, and participants who were invested in the NEF Stable Value Fund under the New England Agent's Deferred Compensation Plan (which also merged into the Plan as of January 1, 2015) and/or the New England Life Insurance Company 401(k) Savings Plan on December 31, 2014, were permitted to continue their investment in such funds as a frozen Core Fund of the Plan to the extent they had retained assets in such fund. Participants may neither direct contributions into those funds, nor transfer balances from any other fund into those funds. Participants may make withdrawals or reallocate amounts from those funds to other available investment options under the Plan. Such assets are included within the Plan’s Fixed Income Fund.
Participation
Generally, each employee of a Participating Affiliate who is regularly scheduled to work at least 1,000 hours per year is eligible to participate in the Plan on the employee’s date of hire. Certain individuals performing services for the Participating Affiliates are not eligible, e.g., an individual classified by the Participating Affiliates as a leased employee or independent contractor, an employee in certain collective bargaining units, or an individual hired by a Participating Affiliate as a cooperative student or intern. A Participant may make contributions to the Plan immediately upon eligibility.
The following entities comprise the Participating Affiliates as of December 31, 2018: the Company, MLIC, Metropolitan Property and Casualty Insurance Company, MetLife Funding, Inc., MetLife Credit Corp., and SafeGuard Health Plans, Inc., a California corporation (collectively, “Participating Affiliates”).
Participant Accounts
The Recordkeeper maintains individual account balances for each Participant. Each Participant’s account is credited with contributions, charged with withdrawals, and allocated investment earnings or losses as provided by the Plan document. A Participant is entitled to benefits that are equal to the Participant’s vested account balance determined in accordance with the Plan document, as described below.
Contributions
Contributions to the Plan consist of (i) Participant contributions and (ii) Participating Affiliate matching contributions on a portion of the Participants’ contributions (“Matching Contributions”), each as described below. Each Participant is eligible for Matching Contributions as of the first day of the month following the date the Participant completes one year of service, provided that the Participant makes the minimum contributions to the Plan. A Participant may contribute from 3% to 45% of the Participant’s eligible compensation, as defined in the Plan, subject to the limitations described below on Highly Compensated Employees, as defined below. In December 2018, the Plan was amended effective January 1, 2019 to provide for automatic enrollment of new participants, automatic annual increase of contributions for such participants, and immediate eligibility for matching contributions. Contributions of the Participants and Matching Contributions are credited to the Core Funds in the manner elected by the Participants and as provided by the Plan.

MetLife 401(k) Plan
Notes to the Financial Statements - (Continued)

Under the IRC, a Participant who earned in excess of a specified dollar threshold during the preceding plan year ($120 thousand during 2017 for the 2018 Plan year) is considered a “Highly Compensated Employee.” A Participant who is not a Highly Compensated Employee may contribute up to 45% of the Participant’s eligible compensation on a before-tax 401(k) contributions basis and after-tax Roth 401(k) contributions basis and/or on an after-tax basis, subject to certain IRC and Plan-imposed limitations. Each Highly Compensated Employee may elect to make before-tax 401(k) contributions and/or after-tax Roth 401(k) contributions up to an aggregate maximum of 10% of such employee’s eligible compensation. If such an employee makes after-tax employee contributions, the aggregate percentage of all such contributions may not exceed 13% of such employee’s eligible compensation. In addition, a Participant’s combined before-tax 401(k) and/or Roth 401(k) contributions were not permitted to exceed the IRC-imposed limitation of $18.5 thousand for the year ended December 31, 2018. Participants who are age 50 or older during the year are permitted to make additional catch-up contributions (up to $6 thousand for the year ended December 31, 2018) in excess of such IRC-imposed limitation.
During 2018 and 2017, each of the Participating Affiliates made a Matching Contribution equal to the sum of (i) 100% of the Participant’s contributions that did not exceed 3% of the Participant’s eligible compensation, and (ii) 50% of the Participant’s contributions that were in excess of 3% of the Participant’s eligible compensation but did not exceed 5% of the Participant’s eligible compensation.
Subject to the approval of the Plan Administrator, Participants may also rollover into the Plan amounts representing distributions from eligible retirement plans such as individual retirement accounts (“IRAs”) (to the extent that the Participant did not make nondeductible contributions) or tax qualified retirement plans. A “rollover” occurs when a Participant transfers funds from an eligible retirement plan into the Plan.
Withdrawals and Distributions
Participants may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from a Participating Affiliate, or receipt of disability benefits for more than 24 months.
Vesting
Participant contributions vest immediately. Prior to January 2019, matching contributions vested based on the following schedule, as well as upon the occurrence of the events triggering the acceleration of vesting described below. In December 2018, the Plan was amended effective January 1, 2019 to provide for full and immediate vesting of all matching contributions.

Years of Service	Vested Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5	100%
Prior to January 2019, a Participant became fully vested when the Participant (i) attained age 55 while still employed by the Company or any of its affiliates, (ii) died while still employed by the Company or any of its affiliates, (iii) terminated employment with eligibility under a severance plan, defined as either the “MetLife Plan for Transition Assistance for Grades 14 and Above” or the “MetLife Plan for Transition Assistance for Grades 13 and Below”, or (iv) had received disability benefits for more than 24 months after the date the participant was determined to be disabled under a disability plan sponsored by the Company. For purposes of (ii) of the preceding sentence, a Participant who died during a military leave of absence while performing qualified military service (as defined in the IRC) was fully vested at death.

MetLife 401(k) Plan
Notes to the Financial Statements - (Continued)

Forfeited Matching Contributions
Forfeited Matching Contributions are attributable to Participants who terminate employment with the Company or its affiliates before becoming fully vested in their Matching Contributions. As of December 31, 2018 and 2017, the balance in the forfeiture account totaled $2,079 thousand and $649 thousand, respectively. These amounts have been or will be used to reduce future aggregate Matching Contributions, pay certain administrative expenses or restore previously forfeited balances of partially vested Participants who were or are re-employed. In 2018, $23 thousand of forfeitures were used to reduce administrative expenses.
Notes Receivable from Participants
A Participant may borrow from the Participant’s vested Plan account balance, up to a maximum of the lesser of $50 thousand (reduced by the highest outstanding balance of loans in the Participant’s defined contribution plan account(s) during the one-year period ending the day before the date a loan is to be made) or 50% of the Participant’s vested account balance (reduced by outstanding loans on the date of the loan). Such loans are secured by the balance in the Participant’s account and bear interest at rates based on the commercial interest rate set forth in the Wall Street Journal as of the first of the month prior to each calendar quarter. The principal of and interest on the loans are paid through payroll deductions. Loan repayments are made to Core Funds in accordance with the Participant’s contribution investment allocation at the time of repayment.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in accordance with GAAP requires Plan management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment vehicles, including the MLIC general and separate accounts, mutual funds, the MetLife Company Stock Fund, the RGA Frozen Fund, and the BHF Frozen Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as in the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.
Investment Valuation and Income Recognition
The Plan reports investments at estimated fair value, with the exception of the fully benefit-responsive investments. The Plan reports fully benefit-responsive investments (see Note 4) at contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits, as it relates to these fully benefit-responsive investments, is presented on a contract value basis.
The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.
The Plan records purchases and sales of securities on a trade-date basis. The Plan records investment income as earned and interest income on an accrual basis. The Plan records dividends on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments.

MetLife 401(k) Plan
Notes to the Financial Statements - (Continued)

Contributions
The Plan recognizes contributions when due. Applicable law requires the Plan to return Participant contributions received during the Plan year in excess of IRC limits applicable to such contributions.
Notes Receivable from Participants
The Plan measures notes receivable from Participants at their unpaid principal balance plus any accrued but unpaid interest. The Plan treats defaulted loans as deemed distributions based upon the terms of the Plan.
Investment Management Fees
The Plan pays investment management fees out of the assets of the Core Funds, the RGA Frozen Fund and the BHF Frozen Stock Fund, and recognizes such fees as Plan expenses. The Plan deducts investment management fees it is charged for investments in the mutual funds held in the SDA from income earned on a daily basis, and such fees are netted against earnings and are therefore not separately reflected as Plan expenses. Consequently, the Plan reflects investment management fees as a reduction of return on such investments. As provided in the Plan document, non-investment related expenses are paid by both the company that sponsors the Plan and the Plan itself.
Payment of Benefits
The Plan recognizes benefit payments to Participants when it pays the benefits. Amounts allocated to accounts of Participants who have elected to withdraw from the Plan but have not yet been paid were $2,086 thousand and $2,905 thousand as of December 31, 2018 and 2017, respectively.
3. Fair Value Measurements
When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2
Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Fixed Income Fund is comprised of fully benefit-responsive investments with MLIC (see Note 4). Except for The New England Financial Accumulation Account, the Fixed Income Fund is backed by a portfolio of assets allocated among several separate accounts with MLIC.

MetLife 401(k) Plan
Notes to the Financial Statements - (Continued)

The Plan determines the estimated fair value of the Plan’s interests in the Core Funds, other than the Fixed Income Fund and the MetLife Company Stock Fund, by reference to the underlying assets of the respective separate accounts. The underlying assets of each respective separate account, which are principally comprised of cash investments and marketable equity and fixed income securities, reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The Plan expresses the estimated fair value of the underlying assets in each separate account in the form of a unit value for each respective separate account. MLIC calculates unit values and provides them to the Plan daily. The unit values represent the price at which Participant-directed contributions and transfers are effected. The Plan uses unit value as a practical expedient to estimate fair value. There are no participant redemption restrictions for these investments.
The estimated fair values of the MetLife Company Stock Fund, the BHF Frozen Stock Fund and the RGA Frozen Fund are based on the price of MetLife, Inc. common stock, BHF common stock and RGA common stock, respectively. MetLife and RGA common stock are traded on the New York Stock Exchange. BHF common stock is traded on the NASDAQ.
The Plan determines the estimated fair value of the funds held in the SDA by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each Participant’s respective account. Such estimated fair value is based on the net asset value ("NAV") published by the respective fund managers on the applicable reporting date.
The Plan invests funds held in the Plan’s General Account Fund through an investment contract with MLIC. The Plan states amounts at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce employer Matching Contributions or pay certain Plan administrative expenses, as discussed above. The Plan reviews interest crediting rates for reset quarterly by MLIC. MLIC credits interest periodically in a manner consistent with MLIC’s general practices for allocating such income. Accordingly, the stated carrying value approximates the estimated fair value.
The estimated fair values and their corresponding fair value hierarchy are summarized as follows:

		Estimated Fair Value Measurements
		as of December 31, 2018
	Total
	Estimated
	Fair Value	Level 1	Level 2	Level 3
		(In thousands)
MetLife Company Stock Fund	$141,228	$141,228	$—	$—
BHF Frozen Stock Fund	8,815	8,815	—	—
RGA Frozen Fund	282	282	—	—
SDA	40,702	40,702	—	—
General Account Fund	2,079	—	2,079	—
Total	$193,106	$191,027	$2,079	$—
Investments measured at NAV as a practical expedient(a)	3,265,637
Total Investments at fair value	$3,458,743

MetLife 401(k) Plan
Notes to the Financial Statements - (Continued)

		Estimated Fair Value Measurements
		as of December 31, 2017
	Total
	Estimated
	Fair Value	Level 1	Level 2	Level 3
		(In thousands)
MetLife Company Stock Fund	$194,153	$194,153	$—	$—
BHF Frozen Stock Fund	19,868	19,868	—	—
RGA Frozen Fund	370	370	—	—
SDA	46,517	46,517	—	—
General Account Fund	649	—	649	—
Total	$261,557	$260,908	$649	$—
Investments measured at NAV as a practical expedient(a)	3,667,285
Total Investments at fair value	$3,928,842
(a) The Plan excludes from the fair value hierarchy investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value (see Note 2).
4. Fully Benefit-Responsive Investments with MLIC
The Plan has investments with MLIC that are considered fully benefit-responsive under GAAP. The Plan includes these investments in the financial statements at contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. Contract value represents contributions directed to the investments, plus interest credited, less Participant withdrawals and expenses. Participants may direct withdrawals for benefit payments and loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is based on a formula agreed upon by MLIC.
The Plan invests these assets, except for The New England Financial Accumulation Account, in various separate accounts. The Plan determines the contract value for these investments using the annual crediting rate irrespective of the actual performance of the underlying separate account. The contract value was $2,704,313 thousand and $2,702,497 thousand as of December 31, 2018 and 2017, respectively. Upon termination of one of these investments by the Plan, proceeds would be paid to the Plan, for the benefit of the Participants, at the greater of the contract value or the estimated fair market value.
The Plan invests assets held in The New England Financial Accumulation Account in the general account of MLIC. Accordingly, no quoted market valuation is readily available. This account had a contract value of $283,160 thousand and $302,717 thousand as of December 31, 2018 and 2017, respectively. Upon termination of the underlying contract by the Plan, proceeds would be paid for the benefit of the Participants at the contract value determined on the date of termination in ten equal annual installments plus additional interest credited.
The fully benefit-responsive investments have certain restrictions. For example, a partial Plan termination or meaningful divestitures are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. MLIC may not terminate the contract at any amount less than the contract value.
While the Plan Administrator may do so at any time, the Plan Administrator is not aware of any intention by MLIC to terminate any of the contracts underlying these investments. The Plan has no reserves against the reported contract value for credit risk of MLIC as the issuer of the contracts that constitute these fully benefit-responsive investments.

MetLife 401(k) Plan
Notes to the Financial Statements - (Continued)

5. Related Party Transactions
Related party transactions between the Plan and the Company qualify as exempt party-in-interest transactions as that term is defined under ERISA. Certain Plan investments include separate accounts managed by MLIC. Excluding the Fixed Income Fund, the fair value of these investments was $3,265,637 thousand and $3,667,285 thousand as of December 31, 2018 and 2017, respectively. Total net depreciation, including realized and unrealized gains and losses, for these investments was $304,874 thousand for the year ended December 31, 2018. During the year ended December 31, 2018, MLIC received $4,052 thousand from the Plan for investment management fees.
Plan investments in the Fixed Income Fund, except for The New England Financial Accumulation Account, include separate accounts underlying these investments with MLIC (see Note 4) which are also managed by MLIC. The contract value of these investments was $2,704,313 thousand and $2,702,497 thousand as of December 31, 2018 and 2017, respectively. Total investment income was $83,436 thousand for the year ended December 31, 2018. During the year ended December 31, 2018, MLIC received investment management fees of $7,383 thousand from these separate accounts.
Plan investments also include The New England Financial Accumulation Account, which is managed by MLIC. The contract value of this investment was $283,160 thousand and $302,717 thousand as of December 31, 2018 and 2017, respectively. Total investment income was $10,254 thousand for the year ended December 31, 2018.
As of December 31, 2018 and 2017, the Plan held 3,441,527 and 3,838,962 shares, respectively, of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of $121,689 thousand and $133,375 thousand, respectively. During the year ended December 31, 2018, the Plan recorded dividend income on MetLife, Inc. common stock of $6,276 thousand. During the year ended December 31, 2018, MLIC received $241 thousand from the Plan for investment management fees.
Certain Participants, who are also employees of the Participating Affiliates, perform services for the Plan. As permitted under the Plan document, certain Participating Affiliates charge the Plan for a portion of the direct expenses incurred by such Participating Affiliates for the employees who provide services for the Plan.
The Plan issues loans to Participants that are secured by the vested balances in the Participants’ accounts.
6. Termination of the Plan
Although it has not expressed any intention to do so, the Company reserves the right to amend, modify or terminate the Plan at any time. Each of the Participating Affiliates (with respect to its respective employees) has the right to discontinue its participation in the Plan. In the event of a termination, each Participant employed by a terminating Participating Affiliate would be fully vested in Matching Contributions made to the Plan and would have a right to receive a distribution of his or her interest in accordance with the provisions of the Plan.
7. Federal Income Tax Status
The United States Internal Revenue Service (the “IRS”) has determined in a letter dated April 14, 2016, that the terms of the Plan document satisfy the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and the Plan’s related trust continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2018.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. Plan management believes that the Plan has not taken any uncertain tax positions. The Plan is subject to routine audits by the IRS and/or the United States Department of Labor; however, there are currently no audits of the Plan in progress.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500, Schedule H, Part I, Line 1l, Asset and Liability Statement, as of December 31, 2018 and 2017:

MetLife 401(k) Plan
Notes to the Financial Statements - (Continued)

	As of December 31,
	2018	2017
	(In thousands)
Net assets available for benefits per the financial statements	$6,497,061	$6,988,135
Benefits payable	(2,086)	(2,905)
Certain deemed distributions of Participant loans	(1,648)	(1,418)
Net assets per Form 5500, Schedule H, Part I, Line 11	$6,493,327	$6,983,812
The following is a reconciliation of the decrease in net assets per the financial statements to net changes in assets per Form 5500, Schedule H, Part II, Line 2k, Income and Expense Statement, for the year ended December 31, 2018:

For the Year Ended
December 31, 2018
(In thousands)
Decrease in net assets per the financial statements	$(491,074)
Benefits payable as of December 31, 2018	(2,086)
Benefits payable as of December 31, 2017	2,905
Current year cumulative deemed distributions	(1,648)
Prior year cumulative deemed distributions	1,418
Net Changes in Assets per Form 5500, Schedule H, Part II, Line 2k	$(490,485)
9. Subsequent Events
The Plan has evaluated events subsequent to December 31, 2018 through June 26, 2019, which is the date these financial statements were available to be issued, and has determined there are no material subsequent events requiring adjustment to or disclosure in the financial statements.

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
As of December 31, 2018

	(b) Identity of Issuer	(c) Description of Investment, Including
	Borrower, Lessor, or	Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	Similar Party	Par, or Maturity Value	(d) Cost	Value
				(In thousands)
*	Metropolitan Life Insurance Company	Fully Benefit-Responsive Investments:**
		GAC #1157 - SA 78		$660,107
		GAC #28894 - SA 429		1,119,033
		GAC #32359 - SA 649		925,173
		GAC #25767 (The New England Financial Accumulation Account)		283,160
		Total assets in fully benefit-responsive investments - Fixed Income Fund		$2,987,473
*	Metropolitan Life Insurance Company	Separate Account Funds:***
		Bond Index Fund - 377 (GAC #32100)	****	118,838
		Balanced Index Fund - 730 (GAC #32907)	****	152,983
		Large Cap Equity Index Fund - MI (GAC #8550)	****	754,040
		Large Cap Value Index Fund - 593 (GAC #29958)	****	294,208
		Large Cap Growth Index Fund - 611 (GAC #32098)	****	895,983
		Mid Cap Equity Index Fund - 612 (GAC #32099)	****	253,768
		Small Cap Equity Index Fund - 596 (GAC #29962)	****	433,385
		International Equity Fund - 79 (GAC #8550)	****	362,432
		Total assets held for investment in separate account funds		$3,265,637
*	Metropolitan Life Insurance Company	MetLife Company Stock Fund***	****	141,228
	Brighthouse Financial, Inc.	BHF Frozen Stock Fund***	****	8,815
	Reinsurance Group of America, Inc.	RGA Frozen Fund***	****	282
		SDA (GAC #25768)***	****	40,702
*	Metropolitan Life Insurance Company	General Account Fund - Forfeiture Account***	****	2,079
		Participant-directed investments		$6,446,216
*	Various Participants	Participant loans (maturing through 2033 with interest rates from 3.25% to 10.25%)	****	49,834
		Assets available for benefits		$6,496,050
__________
*    The Company is a party-in-interest that is permitted to engage in these transactions.
**    Value at contract value.
***    Value at estimated fair value.
****    Cost has been omitted with respect to Participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MetLife 401(k) Plan

By: /s/ Andrew Bernstein
Name: Andrew Bernstein
Title: Plan Administrator

Date: June 26, 2019

EXHIBIT INDEX

Exhibit
Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm